January 7, 2021

Mr. Larry Spirgel

Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Future Labs V, Inc.

Offering Statement on Form 1-A

Post-Qualification Amendment No. 1

Filed December 22, 2020

File No. 024-11065

Dear Mr. Spirgel,

We acknowledge receipt of comments in your letter of January 5, 2021 regarding the Offering Statement of Future Labs V, Inc. (the “Company”), which we have set out below, together with our responses.

Post-Qualification Amendment No. 1 to Form 1-A

Cover Page

1.	We note that every investor must pay an investor fee of 3.5% directly to StartEngine Primary, LLC which is capped at $700 per investor. Confirm that the transaction fee will be included in the aggregate purchase price paid by an investor when calculating the maximum amount non accredited investors may invest under Rule 251(d)(2)(i)(C). Provide similar disclosure in the Plan of Distribution section.

The Company has amended its disclosure to make investors aware of their acknowledgment included within the subscription agreement regarding the maximum amount they may invest in the Company’s offering in regards to the StartEngine Processing Fee.

2.	You state that you received a gross investment of $3,714,923 in exchange for the issuance of 640,504 shares while engaged with SI Securities, LLC. However, according to the SeedInvest website your Series A round raised $3,771,815. Please advise or revise as of the most recent practicable date.

The Company has amended the disclosure to address this discrepancy and account for additional shares that were sold by a syndicate member of SI Securities, LLC and directly by the Company. The Company notes that the amount is not entirely consistent with the $3,771,815 figure presented on the SeedInvest website, and the Company is uncertain of the reason for that discrepancy.

Plan of Distribution

Commissions and Discounts, page 32

3.	Please revise the Public Offering Price to reflect the actual amount each investor must pay to purchase each share of Series A Preferred Stock. In this regard we note that the effective purchase price per share is $6.00 due to the $0.20 StartEngine Processing Fee.

The Company has amended its disclosure to reflect the Public Offering Price of the securities as $6.00.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Future Labs V, Inc. If you have additional questions or comments, please contact me at kevin@wavemaker.vc.

Sincerely,

/s/ Kevin Morris

Kevin Morris

Principal Financial Officer

Future Labs V, Inc.

cc: Andrew Stephenson

CrowdCheck Law LLP